CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2021 and 2020

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	March 31, 2021	December 31, 2020
Assets
Current assets
Cash & cash equivalents		$792,239	$847,638
Accounts receivable	9	37,021	18,674
Inventories	10	160,053	149,203
Prepaid expenses		17,219	16,667
Income tax receivable		9,555	4,488
		1,016,087	1,036,670
Non-current assets
Other long-term assets	11	103,116	115,887
Mining interests and plant and equipment	12	5,840,568	5,804,199
Intangible asset		84,768	89,697
Deferred tax assets		34,341	34,083
		$7,078,880	$7,080,536
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$202,950	$235,950
Dividends payable		50,073	50,268
Share based liabilities	13	10,126	25,745
Lease obligations		6,909	6,896
Income tax payable		124,062	141,513
Provisions	14	59,715	71,976
		453,835	532,348
Non-current liabilities
Share based liabilities	13	3,068	8,618
Lease obligations		19,193	19,275
Provisions	14	176,897	164,807
Deferred proceeds		77,575	77,575
Deferred tax liabilities		1,222,220	1,192,982
		$1,952,788	$1,995,605
Shareholders' equity
Share capital		3,332,981	3,289,497
Reserves		21,303	31,244
Accumulated other comprehensive income		45,611	235,709
Retained earnings		1,726,197	1,528,481
		5,126,092	5,084,931
		$7,078,880	$7,080,536

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months ended March 31, 2021 and March 31, 2020
(unaudited - Stated in thousands of United States Dollars, except per share amounts)

		Three months ended	Three months ended
	Note	March 31, 2021	March 31, 2020
Revenue		$551,846	$554,738
Production costs		(170,081)	(161,592)
Royalty expense		(18,394)	(21,249)
Depletion and depreciation	12	(104,100)	(92,839)
Earnings from mine operations		259,271	279,058
Expenses
General and administrative		(12,343)	(12,562)
Transaction costs	4	—	(33,838)
Exploration		(5,486)	(5,931)
Care and maintenance		(4,196)	(2,890)
Rehabilitation costs	14	760	—
Earnings from operations		238,006	223,837
Other income (loss), net	7	(1,424)	72,205
Finance items
Finance income	8	247	2,596
Finance costs	8	(846)	(4,113)
Earnings before income taxes		235,983	294,525
Current income tax expense		(42,971)	(70,130)
Deferred income tax expense		(31,819)	(21,517)
Net earnings		161,193	202,878
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		(13,491)	(368,409)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of $722 tax recovery	11	(10,948)	(105,368)
Total other comprehensive income (loss)		(24,439)	(473,777)
Comprehensive income		$136,754	($270,899)

Basic earnings per share	15(c)	$0.60	$0.79
Diluted earnings per share	15(c)	$0.59	$0.77

Weighted average number of common shares outstanding (in 000's)
Basic	15(c)	267,111	257,418
Diluted	15(c)	267,907	258,360
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the years ended March 31, 2021 and March 31, 2020
(unaudited - stated in thousands of United States Dollars)

		Three months ended	Three months ended
	Note	March 31, 2021	March 31, 2020
Operating activities
Net earnings		$161,193	$202,878
Adjustments for the following items:
Depletion and depreciation		104,100	92,839
Share based payment expense	13	(1,150)	(3,263)
Redeemed share based units	13	(20,196)	(31,907)
Other loss (income), net		978	(70,668)
Finance items, net		599	(838)
Loss on derivatives		—	2,355
Income tax expense		74,790	91,647
Accretion on long-term debt		—	298
Rehabilitation costs		(760)	—
Cash reclamation expenditures		(5,918)	(880)
Change in non-cash operating working capital	16	(41,758)	(12,216)
Operating cash flows before interest and income taxes		271,878	270,245
Interest received		247	2,596
Income tax paid		(63,951)	(31,335)
Net cash provided by operating activities		208,174	241,506
Investing activities
Additions to mining interests	12	(58,786)	(71,981)
Additions to plant and equipment	12	(106,689)	(38,656)
Investments in equity securities	11	(1,569)	(3,203)
Sale of investments in equity securities	11	2,800	—
Other		60	581
Cash and cash equivalents acquired in Detour acquisition		—	173,916
Net cash used in investing activities		(164,184)	60,657
Financing activities
Net credit facility repayment		—	(98,643)
Unwinding of derivative liabilities		—	(30,259)
Proceeds from exercise of stock options	15(a)	798	1,170
Interest paid		(290)	(1,048)
Payment of lease obligations		(2,165)	(3,415)
Share repurchases	15(a)	(46,318)	(329,849)
Payment of dividends	15(a)	(50,268)	(12,577)
Net cash used in financing activities		(98,243)	(474,621)
Impact of foreign exchange on cash balances		(1,146)	(3,851)
Change in cash		(55,399)	(176,309)
Cash, beginning of year		847,638	707,206
Cash, end of year		$792,239	$530,897

Supplemental cash flow information – Note 16
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2021 and March 31, 2020
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2019		209,625	$886,309	$28,843	($60,234)	$74,805	$887,031	$1,816,754
Exercise of share options, including transfer from reserves	15(a)	72	1,319	(149)	—	—	—	1,170
Reclassification of foreign currency translation		—	—	—	(7,378)	—	7,378	—
Acquisition of Detour Gold Corporation	4	77,217	3,131,451	2,993	—	—	—	3,134,444
Foreign currency translation		—	—	—	(361,031)	—	—	(361,031)
Change in fair value of investments in equity securities, net of $11,204 tax recovery		—	—	—	—	(105,368)	—	(105,368)
Dividends declared	15(a)	—	—	—	—	—	(34,650)	(34,650)
Share repurchases	15(a)	(9,714)	(329,849)	—	—	—	—	(329,849)
Net earnings		—	—	—	—	—	202,878	202,878
Balance at March 31, 2020		277,200	3,689,230	31,687	(428,643)	(30,563)	1,062,637	4,324,348
Balance at December 31, 2020		268,098	$3,289,497	$31,244	$176,126	$59,583	$1,528,481	$5,084,931
Effect of change in functional currency	5	—	88,868	(9,805)	(165,659)	—	86,596	—
Exercise of share options, including transfer from reserves	15(a)	32	934	(136)	—	—	—	798
Foreign currency translation		—	—	—	(13,491)	—	—	(13,491)
Change in fair value of investments in equity securities, net of $722 tax recovery		—	—	—	—	(10,948)	—	(10,948)
Dividends declared	15(a)	—	—	—	—	—	(50,073)	(50,073)
Share repurchases	15(a)	(1,074)	(46,318)	—	—	—	—	(46,318)
Net earnings		—	—	—	—	—	161,193	161,193
Balance at March 31, 2021		267,056	$3,332,981	$21,303	($3,024)	$48,635	$1,726,197	$5,126,092

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with three wholly-owned operating mines, four wholly-owned mines currently on care and maintenance and exploration properties in Canada and Australia.

2. BASIS OF PREPARATION

(a)Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2020, except as noted below under adoption of new accounting standards and in note 5 in connection with the change in functional currency of the Company and its Canadian subsidiaries from the Canadian dollar to the United States dollar. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2020 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on May 5, 2021.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments which are recorded at fair value, as set out in the accounting policies in note 3 of the 2020 annual consolidated financial statements.

(b)Use of estimates and judgments

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2020.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

(a)New accounting standards and amendments effective in the period

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is applicable to the accounting for the Company’s near surface project and as such, the Company has early adopted the amendment to IAS 16 and will recognize any sales proceeds and related costs of producing and selling the incidental ounces in profit or loss.

(b)Standards and amendments issued but not yet effective or adopted

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

4. ACQUISITION OF DETOUR

On November 25, 2019, the Company entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour, with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date, have been exchanged under the agreement at the Exchange Ratio, resulting in the issuance of 190,069 replacement options.

The Company determined that the transaction represented a business combination under IFRS 3 Business Combinations ("IFRS 3"), with Kirkland Lake identified as the acquirer and as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3. The total purchase price consideration of the acquisition was $3,134,444. The purchase price was allocated to the assets acquired and liabilities assumed as disclosed in note 6 of the Company’s 2020 annual consolidated financial statements. Acquisition related costs of $33,838 were recorded in the Company's condensed consolidated interim statements of operations and comprehensive income for the three months ended March 31, 2020. These interim financial statements include the results of Detour from January 31, 2020, which is the date of acquisition.
5. CHANGE IN FUNCTIONAL CURRENCY

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries up until December 31, 2020 was the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company. The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under International Accounting Standards ("IAS") 21 and led to the conclusion that the

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis.

In making this change in functional currency to the United States dollar, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates with the December 31, 2020 statement of financial position translated at the December 31, 2020 exchange rate of 1 Canadian Dollar = $0.7855 US Dollar. The impact of this change on the closing balances of the Company’s equity accounts is reflected as an Effect of Change in Functional Currency within the interim statement of changes in equity for the period ending March 31, 2021.

6. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs, general and administrative costs, and care and maintenance costs for the three months ended March 31, 2021 and 2020:

	Three months ended March 31, 2021	Three months ended March 31, 2020
Salaries, short-term incentives and other benefits	$84,012	$81,999
Share based payment expense (note 13(iii))	(1,150)	(3,263)
	$82,862	$78,736

7. OTHER INCOME (LOSS), NET

Other loss, net for the three months ended March 31, 2021 and 2020 includes the following:

	Three months ended March 31, 2021	Three months ended March 31, 2020
Loss on disposal of plant and equipment and mining interest	($7,720)	($381)
Change in fair value of warrant investments	(228)	(1,493)
Foreign exchange gain, net	5,653	72,944
Other	871	1,135
Other income (loss), net	($1,424)	$72,205

8. FINANCE ITEMS

Finance income and expense for the three months ended March 31, 2021 and 2020 includes the following:

	Three months ended March 31, 2021	Three months ended March 31, 2020
Interest income on bank deposits	$247	$2,596
Finance income	$247	$2,596

Interest on finance leases and other loans	290	1,048
Finance fees and bank charges	26	49
Unwinding of discount on rehabilitation provision	530	661
Loss on derivative contracts	—	2,355
Finance costs	$846	$4,113

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

9. ACCOUNTS RECEIVABLE

As at	March 31, 2021	December 31, 2020
Trade receivables	$85	$85
Sales tax and other statutory receivables	33,814	16,284
Other receivables	3,122	2,305
	$37,021	$18,674

There are no expected credit losses and none of the amounts included in receivables at March 31, 2021 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received. There were no recorded allowances for credit losses during the three months ended March 31, 2021 and year ended December 31, 2020. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

10. INVENTORIES

As at	March 31, 2021	December 31, 2020
Gold doré	$765	$4,984
Gold in circuit	34,081	27,696
Ore stockpiles	42,329	34,955
Supplies and consumables	82,878	81,568
	$160,053	$149,203

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three months ended March 31, 2021 and 2020 are $169,864 and $162,398, respectively. During the three months ended March 31, 2021, there were write downs of metals inventory to net realizable value of $3,204 (three months ended March 31, 2020 - $1,990). There were no reversals of write downs of inventory to net realizable value during the three months ended March 31, 2021 and 2020.

11. OTHER LONG-TERM ASSETS

As at	March 31, 2021	December 31, 2020
Investments in equity securities	$87,279	$99,048
Warrant investments	141	367
Deposits and other	4,593	4,184
Long-term stockpiles	11,103	12,288
	$103,116	$115,887

Long-term inventories include long-term stockpiles expected to be processed beyond the next 12 months and long-term supplies and consumables expected to be used beyond the next 12 months.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Investments in equity securities

Changes in the investments in equity securities for the three months ended March 31, 2021 and year ended December 31, 2020 are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Balance, beginning of year	$99,048	$253,540
Acquisition of investments	1,569	26,803
Disposition of investments	(2,800)	(174,334)
Gains (losses) recorded in OCI	(11,670)	(11,735)
Foreign currency translation recorded in OCI	1,132	4,774
Investments in equity securities, end of period	$87,279	$99,048

The fair value of the investments in equity securities held as at March 31, 2021 and December 31, 2020 are as follows:

Investments in equity securities	Shares held at March 31, 2021	Fair value as at December 31, 2020	Purchase/(sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at March 31, 2021
Novo Resources Corp.	7,962,668	17,247	(2,800)	4,000	258	18,705
Wallbridge Mining Company Ltd.	78,109,200	47,860	—	(10,491)	572	37,941
Other		33,941	1,569	(5,179)	302	30,633
Total		$99,048	($1,231)	($11,670)	$1,132	$87,279

Investments in equity securities	Shares held at December 31, 2020	Fair value as at December 31, 2019	Purchase/(sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at December 31, 2020
Osisko Mining Inc.	—	$101,757	($107,664)	$7,199	($1,292)	$—
Novo Resources Corp.	9,225,168	87,520	(38,862)	(32,688)	1,277	17,247
Wallbridge Mining Company Ltd.	78,109,200	39,943	17,643	(12,064)	2,338	47,860
De Grey Mining Ltd.	—	1,194	(25,770)	23,276	1,300	—
Other		23,126	7,122	2,542	1,151	33,941
Total		$253,540	($147,531)	($11,735)	$4,774	$99,048

12. MINING INTERESTS AND PLANT AND EQUIPMENT

Three months ended March 31, 2021	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total
Cost
At January 1, 2021	$3,575,624	$503,328	$4,078,952	$2,406,943	$284,787	$6,770,682
Additions and transfers	61,222	—	61,222	68,150	26,927	156,299
Change in environmental closure assets (estimate and discount rate)	6,900	—	6,900	—	—	6,900
Disposals	(547)	—	(547)	(40,978)	—	(41,525)
Foreign currency translation recorded in OCI	(8,843)	(1,942)	(10,785)	(5,104)	184	(15,705)
Cost at March 31, 2021	$3,634,356	$501,386	$4,135,742	$2,429,011	$311,898	$6,876,651
Accumulated depreciation and depletion
At January 1, 2021	$598,983	$—	$598,983	$367,500	$—	$966,483
Depreciation	15,656	—	15,656	64,183	—	79,839
Depletion	28,657	—	28,657	—	—	28,657
Disposals	(141)	—	(141)	(33,404)	—	(33,545)
Foreign currency translation recorded in OCI	(3,939)	—	(3,939)	(1,412)	—	(5,351)
Accumulated depreciation and depletion at March 31, 2021	$639,216	$—	$639,216	$396,867	$—	$1,036,083
Carrying value at March 31, 2021	$2,995,140	$501,386	$3,496,526	$2,032,144	$311,898	$5,840,568

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1Includes $173.8 million and $255.9 million in carrying amounts at March 31, 2021 related to Holt Complex and Northern Territory, respectively.

Year ended December 31, 2020	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total[2]
Cost
At January 1, 2020	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Acquisition of Detour Gold Corporation[1]	2,026,183	336,756	2,362,939	1,342,054	120,371	3,825,364
Additions and transfers	285,555	(19,571)	265,984	436,469	(41,510)	660,943
Change in environmental closure assets (estimate and discount rate)	6,667	—	6,667	—	—	6,667
Disposals	(437)	—	(437)	(61,047)	(683)	(62,167)
Foreign currency translation recorded in OCI	152,373	25,070	177,443	112,832	15,088	305,363
Cost at December 31, 2020	$3,575,624	$503,328	$4,078,952	$2,406,943	$284,787	$6,770,682
Accumulated depreciation and depletion
At January 1, 2020	$376,197	$—	$376,197	$161,389	$—	$537,586
Depreciation	—	—	—	238,415	—	238,415
Depletion	188,613	—	188,613	—	—	188,613
Disposals	(303)	—	(303)	(51,441)	—	(51,744)
Foreign currency translation in OCI	34,476	—	34,476	19,137	—	53,613
Accumulated depreciation and depletion at December 31, 2020	$598,983	$—	$598,983	$367,500	$—	$966,483
Carrying value at December 31, 2020	$2,976,641	$503,328	$3,479,969	$2,039,443	$284,787	$5,804,199
1Includes $16.2 million of ROU assets that were acquired with Detour Gold Corporation.
2Includes $180.8 and $261.2 million in carrying amounts at December 31, 2020 related to Holt Complex and Northern Territory, respectively.

Mining Interests

Non-depletable mining interests at March 31, 2021 of $501,386 (December 31, 2020 - $503,328) includes $349,639 of acquired mineral resources around the Detour Lake mine, and $64,863 (December 31, 2020 - $152,519) for the carrying amount of various acquired exploration properties in the Northern Territory.

13. SHARE BASED PAYMENT LIABILITIES
(i)Long-term incentive plan ("LTIP")
The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants.

The value of an RSU and PSU at the grant date is equal to the market price of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Movements in the number of the PSUs and RSUs for the period ended March 31, 2021 and year ended December 31, 2020 are as follows:

	Three months ended March 31, 2021		Year ended December 31, 2020
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	372,640	386,767	511,768	540,828
Granted	117,333	117,706	104,861	106,985
Cancelled	(9,303)	(9,304)	(18,578)	(18,578)
Redeemed	(168,612)	(168,612)	(225,411)	(242,468)
Balance, end of period	312,058	326,557	372,640	386,767
(ii)Deferred share unit plan ("DSU Plan")
The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director.
Changes in the number of DSUs outstanding during the three months ended March 31, 2021 and year ended December 31, 2020 are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
	DSUs	DSUs
Balance at beginning of year	120,886	155,377
Granted	14,920	19,760
Redeemed	—	(54,251)
Balance, at end of period	135,806	120,886
Changes in the share based payment liabilities during the period ended March 31, 2021 and year ended December 31, 2020 are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Opening liability	$34,363	$55,257
Share based payment expense	(1,150)	10,457
Redeemed RSUs, PSUs, DSUs and phantom share units (cash payments)	(20,196)	(31,907)
Foreign currency translation recorded in OCI	177	556
Total share based payment liability	$13,194	$34,363
Current portion of share based payment liability	$10,126	$25,745
Long term share based payment liability	$3,068	$8,618

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(iii)Share based payment expense

The cost of share based payments is allocated to production costs (granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees) and care and maintenance. The allocation of share based payment expense on the condensed consolidated interim statement of operations and comprehensive income for the three months ended March 31, 2021 and 2020 is as follows:

	Three months ended March 31, 2021	Three months ended March 31, 2020
General and administrative	($1,115)	($2,457)
Production costs	217	(806)
Care and maintenance	(252)	—
Total share based payment expense	($1,150)	($3,263)

14. PROVISIONS

As at	March 31, 2021	December 31, 2020
Environmental rehabilitation provision	$228,947	$229,125
Long service leave	7,665	7,658
Total provisions	236,612	236,783
Current provisions	59,715	71,976
Long-term balance	$176,897	$164,807

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis, if the impact of discounting is material, as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

15. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)SHARE CAPITAL

As at March 31, 2021, the Company had 267,055,602 common shares outstanding (December 31, 2020 - 268,097,877).

Share capital issuances

–During the three months ended March 31, 2021, the Company issued an aggregate of 31,825 common shares upon the exercise of 31,825 stock options for $934 (three months ended March 31, 2020 - the Company issued an aggregate of 72,149 common shares upon the exercise of 72,149 stock options for $1,319).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

–Upon closing of the Detour acquisition on January 31, 2020, the Company issued 77,217,129 common shares to the former shareholders of Detour with a fair value of $3,131,451. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date have been exchanged under the agreement at the Exchange Ratio.

Repurchases

2021
–For the three months ended March 31, 2021, the Company purchased 1,074,100 shares for $46,318 (C$58,790) pursuant to the Normal Course Issuer Bid. All of the shares acquired have been legally canceled as of March 31, 2021.

2020
–For the three months ended March 31, 2020, the Company purchased 9,713,500 shares for $329,849 (C$443,064) pursuant to the Normal Course Issuer Bid. All of the shares acquired have been legally canceled as of March 31, 2020.

Dividends

2021

Dividend declaration date	Dividend paid date	Per share	Paid USD	Reduction in retained earnings
December 16, 2020	January 14, 2021	$0.1875	$50,268	$—
March 18, 2021	April 14, 2021	$0.1875	$—	$50,073
Total			$50,268	$50,073

2020

Dividend declaration date	Dividend paid date	Per share	Paid USD	Reduction in retained earnings
December 16, 2019	January 13, 2020	$0.06	$12,577	$—
March 18, 2020	April 13, 2020	$0.125	$—	$34,650
Total			$12,577	$34,650

(b)RESERVES

(i)Share based payment compensation plans

In addition to the DSU and phantom share unit liabilities disclosed in note 13, the Company has the following outstanding equity based awards:

Stock options

During the three months ended March 31, 2021 and 2020, the Company did not grant any stock options other than replacement options issued relating to the Detour acquisition.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in stock options during the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31, 2021		Three months ended March 31, 2020
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	218,237	$12.64	218,489	$4.44
Replacement options from Detour acquisition	—	—	190,069	35.07
Exercised	(31,825)	29.27	(72,149)	21.78
Expired	(24,146)	47.80	(8,153)	5.61
Stock options outstanding, end of period	162,266	$4.14	328,256	$18.33
Stock options exercisable, end of period	162,266	$4.14	328,256	$18.33

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Replacement options from the Detour acquisition were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average exercise price per share	C$35.07
Risk-free interest rate	1.83%
Expected volatility	36.64%
Expected life	0.91
Weighted average per share grant date fair value	C$34.48

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the three months ended March 31, 2021:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	31,825	January 1, 2021 - March 31, 2021	$49.73

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the three months ended March 31, 2020:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	72,149	January 1, 2020 - March 31, 2020	$45.32

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(c)BASIC AND DILUTED INCOME PER SHARE

Basic and diluted income per share for the three months ended March 31, 2021 and 2020 is calculated as shown in the table below. The diluted income per share for the three months ended March 31, 2021 and 2020 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended March 31, 2021	Three months ended March 31, 2020
Net earnings	$161,193	$202,878
Weighted average basic number of common shares outstanding (in '000s)	267,111	257,418
Basic earnings per share	$0.60	$0.79

Net earnings	161,193	202,878
Cash settling LTIP adjustment	(1,939)	(4,489)
Net earnings for diluted earnings	159,254	198,389
Weighted average diluted number of common shares outstanding (in '000s)	267,907	258,360
Diluted earnings per share	$0.59	$0.77

Weighted average diluted number of common shares for the three months ended March 31, 2021 and 2020 is calculated as follows:

	Three months ended March 31, 2021	Three months ended March 31, 2020
Weighted average basic number of common shares outstanding (in '000s)	267,111	257,418
In the money shares - share options (in '000s)	157	235
Dilutive RSUs and PSUs (in '000s)	639	707
Weighted average diluted number of common shares outstanding	267,907	258,360

16. SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31, 2021, the Company’s cash balance of $792,239 (December 31, 2020 – $847,638) was held at major Canadian and Australian banks in deposit accounts, and was comprised of $222,323 (as at December 31, 2020 – $808,575) denominated in US dollars, which was exposed to movements in foreign exchange rates. As at March 31, 2021, the impact of a 10% strengthening or weakening in foreign exchange rates would have resulted in a decrease or increase of $15,563 in net earnings, respectively.

Supplemental information to the statements of cash flows is as follows:

	Three months ended March 31, 2021	Three months ended March 31, 2020
Change in non-cash working capital
(Increase) decrease in accounts receivable	($18,284)	$10,872
(Increase) in inventories	(557)	53,959
(Increase) in prepaid expenses	(513)	8,630
Increase (decrease) in accounts payable and accrued liabilities[1]	(22,404)	(85,677)
	($41,758)	($12,216)

Investing and financing non-cash transactions
Property, plant and equipment acquired through lease	$2,229	$—
1Includes dividends payable.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

17. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the three months ended March 31, 2021 and 2020 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended March 31, 2021
	Macassa	Detour	Fosterville	Non-core[3]	Corporate and other	Total
Revenue	$88,658	$252,596	$210,592	$—	$—	$551,846
Production costs	(34,989)	(108,307)	(26,785)	—	—	(170,081)
Royalty expense	(2,505)	(5,794)	(10,095)	—	—	(18,394)
Depletion and depreciation	(12,750)	(66,483)	(24,542)	—	(325)	(104,100)
Earnings from mine operations	38,414	72,012	149,170	—	(325)	259,271
Expenses
General and administrative	—	—	—	—	(12,343)	(12,343)
Transaction costs	—	—	—	—	—	—
Exploration	(1,137)	(41)	(2,856)	(1,184)	(268)	(5,486)
Care and maintenance	—	—	—	(4,196)	—	(4,196)
Rehabilitation costs	—	—	—	760	—	760
Earnings (loss) from operations	37,277	71,971	146,314	(4,620)	(12,936)	238,006
Other income (loss), net[1]						(1,424)
Finance items
Finance income[1]						247
Finance costs[1]						(846)
Earnings before income taxes						235,983

Expenditures on:
Mining interest	$30,430	$31,436	$26,309	$—	$—	$88,175
Plant and equipment	7,927	47,228	11,267	772	930	68,124
Total capital expenditures[2]	$38,357	$78,664	$37,576	$772	$930	$156,299

Total assets	$804,403	$4,426,086	$584,837	$464,700	$798,854	$7,078,880
Total liabilities	$178,773	$1,161,863	$197,518	$222,194	$192,440	$1,952,788
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3Includes Holt Complex and Northern Territory.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended March 31, 2020
	Macassa	Detour	Fosterville	Non-core[3]	Corporate and other	Total
Revenue	$80,594	$179,383	$247,343	$47,418	$—	$554,738
Production costs	(26,408)	(87,817)	(18,942)	(28,425)	—	(161,592)
Royalty expense	(2,222)	(3,059)	(12,579)	(3,389)	—	(21,249)
Depletion and depreciation	(20,929)	(41,656)	(23,139)	(7,115)	—	(92,839)
Earnings from mine operations	31,035	46,851	192,683	8,489	—	279,058
Expenses
General and administrative	—	—	—	—	(12,562)	(12,562)
Transaction costs	—	—	—	—	(33,838)	(33,838)
Exploration	(1,058)	(1,557)	(2,211)	(1,105)	—	(5,931)
Care and maintenance	—	—	—	(2,890)	—	(2,890)
Earnings (loss) from operations	29,977	45,294	190,472	4,494	(46,400)	223,837
Other income (loss), net[1]						72,205
Finance items
Finance income[1]						2,596
Finance costs[1]						(4,113)
Earnings before income taxes						$294,525

Expenditures on:
Mining interest	$26,663	$39,295	$13,596	$22,507	$—	$102,061
Plant and equipment	8,744	8,517	19,734	3,048	363	40,406
Total capital expenditures[2]	$35,407	$47,812	$33,330	$25,555	$363	$142,467

Total assets	$618,623	$3,903,684	$447,267	$438,053	$542,053	$5,949,680
Total liabilities	$175,132	$929,040	$144,856	$104,106	$272,198	$1,625,332
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3Includes Holt Complex and Northern Territory.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	March 31, 2021	December 31, 2020
Geographic information
Australia	$818,897	$821,777
Canada	5,243,896	5,222,089
Total	$6,062,793	$6,043,866
The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Three months ended March 31, 2021	Three months ended March 31, 2020
Customer
1 - Australia	$213,838	$243,608
2 - Canada	209,383	111,333
3 - Canada	67,545	72,275
4 - Canada	50,302	—
Total	$541,068	$427,216
% of total sales	98%	77%
The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the three months ended March 31, 2021 and 2020.

18. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at March 31, 2021 and December 31, 2020 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at	March 31, 2021	December 31, 2020
Financial Assets
At fair value through profit or loss
Warrant investments (note 11)	$141	$367
Note receivable	3,982	3,928
	$4,123	$4,295

Loans and receivables, measured at amortized cost
Cash	$792,239	$847,638
Accounts receivable (not including sales taxes)	3,207	2,390
	$795,446	$850,028

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 11)	$87,279	$99,048

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 13)	$13,194	$34,363
Warrant liability	4,318	4,254
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$198,632	$231,696
Dividend payable	50,073	50,268
Leases	26,102	26,171
	$292,319	$346,752

Fair values of financial instruments

The fair values of cash, accounts receivable, note receivable, leases, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	March 31, 2021	December 31, 2020
Level 1
Investments in equity securities - publicly traded	$80,843	$94,262
Share based payment liabilities (note 13)	$13,194	$34,363

Level 2
Warrant investments (note 11)	$141	$367
Warrant liability	$4,318	$4,254

Level 3
Investments in equity securities - privately held	$6,436	$4,786

19. RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $5 during the three months ended March 31, 2021 (three months ended March 31, 2020 - $21). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors, is the Co-founder, Chair and Managing Director of Gekko Systems.

20. CONTINGENCIES

Between June 29, 2020 and July 17, 2020, two putative class action complaints were filed by purported shareholders of the Company in the United States against the Company and Anthony Makuch, President and Chief Executive Officer. The complaints allege that during the period from January 8, 2018 and November 25, 2019, the defendants violated the United States securities laws by misrepresenting or failing to disclose material information regarding the acquisition of Detour Gold Corporation. Both actions were filed in the United States District Court for the Southern District of New York (the “Court”). Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. In November 2020, the lead plaintiff filed its amended complaint against the Company, Anthony Makuch and Eric Sprott. On January 22, 2021, the Company filed its motion to dismiss. The Company continues to believe that the claims are without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from any of the proposed class actions. The Company believes that the likelihood of loss is undeterminable at this time.